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                        EX-21
                 List of Subsidiaries


Ex. 21 List of Subsidiaries

Media Outsourcing, Inc., a Delaware Corporation
(f/k/a Direct Sales International, Inc.)

Publishers Advantage Corporation, a Delaware Corporation (inactive)